Contact

www.linkedin.com/in/nick-whitehead-26498995 (LinkedIn)

Top Skills

Research
Scientific Writing
Data Analysis

Nick Whitehead

Co-Founder CEO and CSO at Myosana Therapeutics
Seattle, Washington, United States

Experience

Myosana Therapeutics

Co-Founder CEO and CSO
2018 - Present (7 years)
Seattle, Washington, United States

University of Washington

Research Associate Professor
May 2009 - Present (16 years 6 months)
Seattle, Washington, United States

University of Sydney

Postdoctoral Researcher
2002 - 2009 (7 years)
Sydney, Australia

Education

Monash University

Doctor of Philosophy - PhD, Exercise Physiology · (1998 - 2002)

Monash University

Bachelor of Science - BS · (1993 - 1997)